REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF

MICROELECTRONICA ESPAÑOLA, S.A

We have audited the accompanying balance sheet of MICROELECTRONICA ESPAÑOLA, S.A. (hereinafter the "Company") and the consolidated balance sheets of the Company and its subsidiaries as at December 31, 2004, and the related statements of operations for the year ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Spain which do not differ in any material respect from auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

This financial report has been prepared for inclusion in certain filings under the laws of the United States. We disclaim any assumption of responsibility for any reliance on this audit report or on the financial report to which it relates for any purpose other than that for which it was prepared.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and the consolidated results of their operations for the year ended December 31, 2004, in conformity with Spanish. accounting generally accepted principles.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Information related to the nature and effect of such differences is presented in Note 17 of the financial statements.

RUSSEL BEDFORD

AUDITORES Y CONSULTARES, S.L.

(ROAC nºS-1357)

Gabriel Martinez

Valencia, 30th of January 2006

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